

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

May 20, 2024

Ram Aiyar
President and Chief Executive Officer
Korro Bio, Inc.
One Kendall Square, Building 600-700
Suite 6-401
Cambridge, MA 02139

      Re: Korro Bio, Inc.
            Registration Statement on Form S-1
            Filed May 14, 2024
            File No. 333-279402

Dear Ram Aiyar:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Chris Edwards at 202-551-6761 with any questions.

            Sincerely,

            Division of Corporation Finance
            Office of Life Sciences

cc: Marianne C. Sarrazin, Esq.